Transforming GI Detection and Screening Filed Pursuant to Rule 433 Issuer Free Writing Prospectus Dated May 30, 2025 June 2025 (Relating to Preliminary Prospectus, dated May 30, 2025) Registration Statement No. 333-287148

Free Writing Prospectus Legend This presentation relates to the proposed initial public offering (“the offering”) of CapsoVision, Inc. (the “Company”, “we”, “us”, or “our”), which highlights the basic information about the offering and the Company. Therefore, this presentation should be read together with the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”), dated and filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2025, which may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1378325/000119312525132293/d916440ds1a.htm The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described herein) and other documents we have with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at https://www.sec.gov. Alternatively, we or our underwriters will arrange to send you the Registration Statement if you contact The Benchmark Company, LLC, 150 East 58th Street, New York, NY 20155, or by calling (212) 312-6700, or by email at prospectus@benchmarkcompany.com, or contact the Company via email: investors@capsovision.com. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of the Company’s securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering may only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective. Neither the SEC nor any other regulatory body has passed upon the adequacy or accuracy of this free writing prospectus. Any representation to the contrary is a criminal offense. Confidential © 2025 CapsoVision 2

Cautionary Note Regarding Forward-Looking Statements This presentation contains “forward-looking statements” that reflect our current expectations and views of future events. Significant known and unknown risks, uncertainties and other factors (including those listed under the caption “Risk Factors” in the Registration Statement) may cause our actual results, performance or achievements in the future to be materially and adversely different from those expressed or implied by the forward- looking statements. Therefore, you should not place undue reliance on forward-looking statements in this presentation. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “project,” “target,” “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are only predictions, are subject to change, and are based largely on our current expectations and projections about future events and financial trends. Forward-looking statements include statements relating to, among other factors listed in the Registration Statement, (i) our expected receipt of and related timing for receiving referenced FDA 501(k) clearances and related sales and reimbursement; (ii) our plans and efforts to introduce enhancements and improvements to our products and technologies; (iii) our expectations regarding the potential market size for our current CapsoCam Plus capsule and CapsoCam Colon (once FDA cleared) and those markets that we may pursue; and (iv) our plans to develop capsule endoscopy addressing new indications in terms of new GI pathologies and expanded patient populations and related timing of these efforts. Our forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. The forward-looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Confidential © 2025 CapsoVision 3

Transaction Summary Issuer CapsoVision, Inc. Transaction Type Initial Public Offering Ticker/Exchange CV / NASDAQ Shares Offered 5,250,000 Price Range $5.00 to $5.50 Offering Size @ Midpoint $27. 6 million Overallotment Option 15% To fund research and development activities related to CapsoCam as well as general Use of Proceeds corporate purposes, including working capital, operating expenses and capital expenditures The Benchmark Company Joint Book Running Managers Roth Capital Partners Confidential © 2025 CapsoVision 4

CapsoVision: Investment Highlights

Who We Are

- Commercial-stage medical technology company
- Capsule endoscopy solution providing superior imaging of GI tract
- $11.8M revenue in 2024 (20% CAGR)

Capsule Endoscopy for Colon

- CapsoCam Colon study completed; 510(k) to be filed 2Q25
- Detects precancerous lesions
- Additional planned applications include esophagus and pancreas

Superior Product for Small Bowel Visualization

- Cleared for small bowel visualization; >135k used as of 3/31/25
- 360° panoramic lateral view of small bowel mucosa
- 97% procedural completion rate*

Benefits to Clinical Practice

- No scheduling limitations from hardware, procedure rooms
- AI-enabled**, wire-free, cloud-based clinical workflow
- No capital investment, no purchasing contract; profit from 1st capsule

** Dr. Thomas Pachofszky. World's largest series with CapsoCam. Feasibility, completion and detection rate of the new generation of capsule endoscope with a 360° lateral panoramic view - a single center retrospective study. Abstract UEG Week 2019.*

*** Subject to FDA and EU clearance; filing expected in 2H 2025*

CapsoVision
empowering through innovation

Confidential © 2025 CapsoVision 5

Leadership: Commitment to Innovation and Results Johnny Wang Kevin Lundquist Rebecca Petersen Doug Atkinson President & Chief Executive Officer Chief Financial Officer Director of Clinical Affairs Vice President of Sales Confidential © 2025 CapsoVision 6

CapsoCam® Endoscopic System

- ✓ 360°panoramic view of the intestine mucosa using four cameras
- ✓ Structured-light projector for polyp-size measurement
- ✓ Remote video streaming from CapsoCloud, up to 20 frames/sec
- ✓ Onboard data storage, not limited by regulated radio channel capacity
- ✓ "Wire-free" simplicity unburdens both providers and patients



Used by
>135K
patients
as of 3/31/25

Granted
81
U.S. patents

CapsoVision
empowering through innovation

Confidential © 2025 CapsoVision 7

Efficient and Contemporary Workflow Physician streams Streamlined data video and creates recovery and secure diagnostic report clinical processing anywhere Tele-supervised Cloud-based ingestion and storage, sharing convenient at home capability, and real retrieval time tracking Confidential © 2025 CapsoVision 8

Detection and Screening for Colon Disease

Market Overview

- Market growth is driven by rising colon cancer rates, increased awareness, and focus on early detection.
- Detection and screening methods include FIT, Cologuard, endoscopy capsules, blood tests, and colonoscopy.
- Currently, optical colonoscopy, accompanied by polypectomy and biopsy, is considered the gold- standard for the detection of colorectal polyps and cancers.
- Colon capsule endoscopy provides non-invasive visualization of the entire colon and has demonstrated good sensitivity and specificity for the detection of polyps.

Limitations of Current Endoscopy Capsules

- Only two colon capsule options are approved, with just one available in the U.S
- Most capsules provide limited tunnel-view images from end-facing cameras
- Wired data recorders add cost, workflow burden, and patient discomfort
- Short battery life (12 hrs) risks incomplete procedures.
- Lack of AI support limits diagnostic capabilities
- No 3D sensing reduces accuracy in measuring polyp size

CapsoVision
empowering through innovation

Confidential © 2025 CapsoVision 9

Colon Cancer Detection and Screening


High
Low
Invasiveness/Inconvenience
Colonoscopy
Capsule Endoscopy
Cologuard
Blood Tests in Dev.
FIT
0
1
2
3
4
5
6
7
8
9
10
Disease Progression (Precursor → Cancer)

- Early detection and monitoring - ideally pre-cancer stage - is goal.
- Ideal option for patients reluctant to undergo invasive colonoscopy.
- Cost (time and money) of colonoscopy is excessive; must be performed in surgery center/hospital setting under anesthesia.
- Significant opportunity for at-home capsule endoscopy for screening and diagnostics.

CapsoVision empowering through innovation

Confidential © 2025 CapsoVision 10

Large Opportunity in Colon Disease Detection and Screening

	CapsoCam Colon
Indication	Non-invasive visualization of the entire colon for the detection of polyps
Target Patient Population	CRC diagnostic (initial patient population), surveillance and screening
Status	Pivotal clinical study for FDA clearance
ASP	$600 (estimated)
U.S. Annual TAM	$17.8B colon screening, diagnostic and surveillance market in 2025*
Growth	~$1,000 colon-capsule-endoscopy Medicare reimbursement driving adoption**

CapsoVision
empowering through innovation

* Expansion beyond initial patient indication subject to additional clinical studies and related FDA clearance/approval; Data provided by Grand View Research, Inc., "Colon Screening Market Estimates & Trend Analysis From 2018 to 2030," an independent report commissioned by CapsoVision, Inc.
** CPT Code 9113

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Image Quality vs. Competitor CapsoCam 360° FOV vs. PillCam 156° FOV CapsoCam Plus direct mucosal view, sees inner curve Competitor “tunnel” view, can miss inner curve Confidential © 2025 CapsoVision 12

CapsoCam Colon's Path to Commercialization

- Completed U.S. pivotal study (n=1327 patients at 20 sites)
- 510(k) submission of Gen-1 CapsoCam Colon capsule expected Q2 2025 with goal of obtaining clearance Q1 2026
- Clinical evaluation of Gen-2 CapsoCam Colon capsule commenced Q2 2025
  - Increased camera FOV and improved image quality for better polyp detection, visualization of large polyps
  - Improved AI and other software features to decrease reading time and to improve reader performance
- 510(k) submission of Gen-2 CapsoCam Colon capsule expected Q1 2026 for clearance and commercial launch 2H 2026*

CapsoVision
empowering through innovation

* CE Mark approval and EU commercial launch targeted for early 2027

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CapsoCam Plus® for Small Bowel

- FDA 510(k) clearance in 2016; $11.8M revenue in 2024
- Provides full circumferential view of the small bowel mucosa
- Demonstrated ability* to see more lesions, facilitating accurate detection of pathology to support treatment
- Better visualization, longer battery life*, high exam completion rates and less data loss**
- Proprietary AI technology*** to assist physician



360° illuminated, panoramic, lateral viewing allows full visualization behind folds and curves

* Hirata, Issei; Tsuboi, Akiyoshi; Matsubara, Yuka; Sumioka, Akihiko; Takasago, Takeshi; Tanaka, Hidenori; Yamashita, Ken; Takigawa, Hidehiko; Urabe, Yuji; Oka, Shiro. Clinical usefulness and acceptability of small-bowel capsule endoscopy with panoramic imaging compared with axial imaging in Japanese patients.
** Dr. Thomas Pachofszky. World's largest series with CapsoCam. Feasibility, completion and detection rate of the new generation of capsule endoscope with a 360° lateral panoramic view - a single center retrospective study. Abstract UEG Week 2019.
*** Subject to FDA and EU clearance; filing expected in 2H 2025

CapsoVision empowering through innovation
Confidential © 2025 CapsoVision 14

CapsoCam Plus® – For Small Bowel Capsule Endoscopy

	CapsoCam Plus®
Indication	Visualize small bowel and detect pathology
Target patient population	Obscure GI bleeding, anemia, Crohn's disease
Status	FDA cleared and sold worldwide through direct sales in the U.S. and direct/indirect worldwide
ASP	$425
Global Annual TAM	$227M (forecasted to reach $335M in 2030)*
Revenue	$11.8M in 2024 (20% CAGR); gaining meaningful market share with private practice gastroenterologists
Near-Term Catalysts	FDA/EU clearance of AI addition expected by YE2025
Commercial	Traction with hospital systems and large purchase groups

CapsoVision
empowering through innovation

* Data provided by Grand View Research, Inc., "Capsule Endoscopy Market Estimates & Trend Analysis From 2018 to 2030," an independent report commissioned by CapsoVision, Inc.

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How We Sell CapsoCam Plus®

- Direct Sales Force
  - ~25 in U.S.
  - 11 sales managers, trainers
  - 4 sales reps in Germany
- Indirect ex-U.S. through distributors
- Identify targets through prior CPT usage
- Initial focus on private gastroenterology clinics, pivoting to hospitals and GPOs as incumbent's contracts lapse
- Address each of the 21 identified "Pain Points" for GIs
- Overcome principal fear—"retrieval"
- Same call point for CapsoCam Colon (once FDA cleared) – already have a foot-in-the door



Referrals
Sales Prospecting
Making Contact
Qualifying the Lead
Nurturing the Lead
Making an Offer
Handling Objections
Closing the Sale
Sales Cycle

CapsoVision
empowering through innovation

Confidential © 2025 CapsoVision 16

Attractive Benefits for Gastroenterologists

Clinical Benefits

- Greater lesion detection than PillCam*
- 60% better visualization of the papilla*
- Preferred by patients
- AI feature** supports Dx report



Financial Benefits

- Profit from first capsule
- No capital investment
- No purchasing contracts
- No software licensing fees
- Reimbursable: CPT Code #91110 (small bowel) & #91113 (colon)

Operational Benefits

- Patient freedom
- Free up scheduling with shorter procedures
- No equipment limitations
- Eliminate processes
- Dx report available anywhere

*Dr. Thomas Pachofszky. World's largest series with CapsoCam. Feasibility, completion and detection rate of the new generation of capsule endoscope with a 360° lateral panoramic view - a single center retrospective study. Abstract UEG Week 2019.
**Subject to FDA clearance

CapsoVision
empowering through innovation
Confidential © 2025 CapsoVision
17

Financial Overview Revenue Key Growth Drivers $14M $12M • Continued share gains anticipated with CapsoCam Plus® in small $10M bowel market upon FDA clearance of AI incorporation $8M • Commercial launch of CapsoCam $6M Colon expected to begin 2H 2026 $4M $2M 0 FY2021 FY2022 FY2023 FY2024 Small Bowel - U.S. Small Bowel - ex-U.S. Confidential © 2025 CapsoVision 18

Robust Development Pipeline Positioned for Long-Term Growth

Esophagus—Varix screening

- Recommended for high-risk cirrhotic patients
- 5.5M patients in the U.S. with cirrhosis*; 85% develop esophageal varices**
- Capsule endoscopy is non-invasive and low-risk; pathway to Medicare reimbursement
- CapsoCam promises a superior view of the esophagus with potentially higher sensitivity than end-facing capsules
- CapsoVision plans to commence feasibility studies in second half of 2025

Pancreatic Cancer Detection

- No effective screening exists
- A dilated papilla is correlated with pancreatic neoplasia consequential to gastric reflux
- CapsoCam is the only capsule with panoramic side view can observe the papilla in its natural state
- CapsoVision plans to commence feasibility studies in first half of 2026 and may seek FDA "breakthrough device designation"

Opportunity to Image Esophagus to Colon

CapsoVision
empowering through innovation

* https://gi.org/topics/liver-cirrhosis/
** Socrate Pallio, et al. Diagnosis and Management of Esophagogastric Varices. Diagnostics 2023, 13, 1031.

Confidential © 2025 CapsoVision 19

CapsoVision: Investment Highlights

Who We Are

- Commercial-stage medical technology company
- Capsule endoscopy solution providing superior imaging of GI tract
- $11.8M revenue in 2024 (20% CAGR)

Capsule Endoscopy for Colon

- CapsoCam Colon study completed; 510(k) to be filed 2Q25
- Detects precancerous lesions
- Additional planned applications include esophagus and pancreas

Superior Product for Small Bowel Visualization

- Cleared for small bowel visualization; >135k used as of 3/31/25
- 360° panoramic lateral view of small bowel mucosa
- 97% procedural completion rate*

Benefits to Clinical Practice

- No scheduling limitations from hardware, procedure rooms
- AI-enabled**, wire-free, cloud-based clinical workflow
- No capital investment, no purchasing contract; profit from 1st capsule

* Dr. Thomas Pachofszky. World's largest series with CapsoCam. Feasibility, completion and detection rate of the new generation of capsule endoscope with a 360° lateral panoramic view - a single center retrospective study. Abstract UEG Week 2019.

** *Subject to FDA and EU clearance; filing expected in 2H 2025*

CapsoVision
empowering through innovation

Confidential © 2025 CapsoVision 20

Transforming GI Detection and Screening